NEIGHBORHOOD SUN

2020 Report

Dear investors,

Thanks to our investors, we've had a few huge wins in 2021. These wins have increased the value of the company, expanded our impact and set us up nicely for this year. We utilized the money we raised well. We increased our assets under management by 550%, secured contracts for two massive portfolios, and expanded our tech and financial teams. It truly means a lot to have everyone's support and it helps us fulfil our mission to bring the promise of solar to everyone, not just the select few.

We need your help!

Investors who want to get more involved are always welcome. We need help making our new Wefunder round a grand slam! We hope to be able to raise $2 to $3 million on Wefunder with our new convertible note round and need everyone out there spreading the word for us. Besides fundraising, we also have needs for business development, especially in securing partnerships with national NGO's. Finally, we are interested in the California market and could use some help better understanding it.

Sincerely,

Wilson Chang

Board Director

William Bumpers

Board Chair

Kim Kolt

Board Director

Gary Skulnik

CEO

Our Mission

We want to be a national company with more than 300,000 customers as part of our distributed utility of the future. Community solar is the start for us, because it helps fight climate change and save people money, but we are excited to expand into related clean energy business lines.

How did we do this year?

Report Card

A-

The Good

We secured contracts for two very large portfolios with operations in multiple states, increasing our ARR substantially.

We merged with Astral Power, giving us a a large footprint in New York, and new strength to our management.

Our Sun Engine(tm) software platform went live and we increased our AUM by 550%.

The Bad

Project delays caused a lower than expected customer acquisition revenue.

The New Jersey program will not be as attractive to us because of poor regulations promulgated in 2021.

Our experience with outside vendors, namely door to door teams, was less than optimal and we've ended those relationships.

2020 At a Glance

January 1 to December 31



$893,222 +23%
Revenue



-$1,089,584
Net Loss


IOU!

$276,655 +147%
Short Term Debt



$1,000,141
Raised in 2021



$670,135
Cash on Hand
As of 03/15/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Neighborhood Sun runs the Sun Engine(tm) advanced software platform, which provides customer acquisition and management to connect thousands of residents to community shared solar projects. Our team of 25+ is dedicated to bringing the promise of solar to everyone, not just the select few.

We want to be a national company with more than 300,000 customers as part of our distributed utility of the future. Community solar is the start for us, because it helps fight climate change and save people money, but we are excited to expand into related clean energy business lines. Forward-looking projections cannot be guaranteed.

Milestones

Neighborhood Sun Benefit Corp was incorporated in the State of Maryland in November 2016.

Since then, we have:

- Proven track record of success- kilowatts under management grew 550% in 2021.
- Sun Engine (tm) advanced software platform is best in breed, fueling rapid growth.
- Community Solar is the hottest part of the entire solar space. Massive growth ahead (not guaranteed).
- Senior management and board have the experience, industry connections, and knowledge to succeed.
- A mission-focused company with a B Corp score that leads the entire community solar industry!
- Recent merger with Astral Power gives us access to massive New York market and stronger mgt team.
- Customer acquisition model beats the competition.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $893,222 compared to the year ended December 31, 2019, when the Company had revenues of $727,676. Our gross margin was 33.52% in fiscal year 2020, compared to 91.79% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $291,163, including $197,061 in cash. As of December 31, 2019, the Company had $39,542 in total assets, including $16,533 in cash.
- *Net Loss.* The Company has had net losses of $1,089,584 and net losses of $211,339 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $302,487 for the fiscal year ended December 31, 2020 and $161,876 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $153,000 in debt, $1,155,000 in equity, $1,975,000 in convertibles, and $95,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities

offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Neighborhood Sun Benefit Corp cash in hand is $670,135, as of March 2022. Over the last three months, revenues have averaged $109,058/month, cost of goods sold has averaged $20,640/month, and operational expenses have averaged $323,287/month, for an average burn rate of $234,869 per month. Our intent is to be profitable in 18 months.

We have a pipeline of new projects that we are contracted to manage and many of those projects are coming online for us in Q2 2022. We also have significantly increased sales already in 2022 compared to 2021. On the expense side, our costs have increased significantly as we expanded our team to add financial, technology and sales personnel, which will help fuel further growth in 2022 and beyond.

Our revenue should increase to an average of $300,000 per month. Our expenses should remain approximately the same as they currently stand (about $323,000/month) though they may increase with new funding to support the further growth of the company.

We are not yet profitable, and we need about $2-$3 mm to fund operations until we reach the point of profitability. However, we are planning to invest further in the company in order to accelerate revenue growth, launch new business lines, and expand to new markets.

We have raised capital outside of Wefunder, which covers our current burn. Additionally, we currently 'testing the waters' for a second equity crowdfunding campaign on Wefunder. And plan to embark on a Series A fundraising campaign in the future. Our current group of investors have supported the company through several rounds of funding and we don't expect that to change.

Any projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -122% **Gross Margin: 34%** **Return on Assets: -374%** **Earnings per Share: -$0.58**

Revenue per Employee: $42,534 **Cash to Assets: 68%** **Revenue to Receivables: 949%** **Debt Ratio: 104%**

Neighborhood_Sun_Benefit_Corp._Financial_Statements-_Audited.pdf

We ❤ Our 1523 Investors

Thank You For Believing In Us

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Byung Kyu Lee
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Hope Braveheart
Lydia Barker
Jerry Kickenson
Chris Keenan
Chang Woo Lee
Cooper Walter
Adam Grossman
Loretta L Doan
Beatrix Vandervossen
Janis Alcorn
Karen Metchis
Andrew Miller
Ryan Wu
Pamela Winston
Jennifer Jurling
PeiLu Chiu
Bader Zohdi
Judah Greenberg
Sean McCutcheon
Allen Dronko
Michael Scepaniak
Vincent J Collins
Amanda Goins
Joseph Yahna
Greg Brickey
Keith Nation
Randall A Hamerly
Carla Bates-Rosenberg
Keith Andrew
Stephen Higinbotham
Anthony Smith
Rahul Goswami
Gary Darr
Jim Owens
Lawrence Chong
Johnny Jenkins
Darrick Ginther
Winstead Rouse
Melvin Kestner
Joseph Semborski
John Platt
Matthew Scherer
Nathan Webber
Michael Piech
Michael Kreamer
Stephen Thomas
Badal Halder
Marilou D Bago
Kyle MCCLINTOCK
Joanne P Moss
Charles J Ginchereau
Harry Keim
Ethan Israel
Abey Demssia
Anup Mathur
Matt Hindle
Joshua Haas
Bruce Custer
Verne Rainey
Joseph Keller
Santosh Narsing
Albert Scott Moreau
Ray Dandurant
James Daukas
Daphne Slater-Yemofio
Maryamsadat GOLCHOO...
Richard H Brehm
Madhukar Chintalapudi
Sadiq Greene
Rubina N Iqbal
Tom Brooks
Vibhor Agrawal
Martha Berger
Hugh Pocock
Jaime Olmsted
Bernadette Tillmon
Kevin Murphy
Stefan Awad
Mary Ann Canter
James Malone
Thomas Nichols
Timothy Mealey
Anthony Silva
Darin Crew
Kathy L. Hayes
Woo Joeng Kim
Melissa Love
Daniel Weinberg
Jonathan R Foley
Jan Kleinman
Diana Posilero Olson
Lonny Grafman
Justin Richardson
John Naut
Lum Marcelline
Jukka Matti Karhu
Amy S. Walker
Tom Bresseleers
Ernest Dufort
Lipsa Sarangi

Constance OBryant
Edgar Arvelo
Monica Butschek
Richard Colling
Cathy Villalobos
Prathap Velavaluri Sekhar
Steven Campbell
Vinod Palan
Ashley Files Flory
Gagandeep Gagandeep
Carol Stern
Thomas Cotterell
Zeus Miguel
Briana Aniece
Lennart Pomreinke
Koffi Kouassi
Kyler Dressel
Sheldon H. Laskin
Todd Medema
Howartd Futerman
Jonathan Wilhelm
Morris Gelman
Scott McIntyre
Paul J Schnobrick
Leslie Williams
Rod Salvador
Alden Fitzsimmons
David Weingardt
Lynne R Slott
Kumar Jensen
Jeanclaude Le Cloarec
Craig MacLellan
Jason MOY
Telesphor Kamgaing
Dave Komer
Regina M Carola
Armando Gaetaniello
Cynthia Curtis
David Murray Solomon
Dwight Shank
Cheryl Greenberg
Charles Garlow
Robert Boyer
Charles Crain
Heather Gewandter
Bryan Reid Detchon
Oscar Antonio Baez
Alan Gatlin
Randall Hamilton
Mary Vinson
Richard Campbell
Daniel Johnsen
Stephen Foote
Frances Irene Stewart
Arun Ivatury
Deirdre Byrne
Kari Bandle
David A Hilton Jr.
Barak Stewart
Gary C
Kenneth J Scary
Harrinauth Ramsaroop
Karna Khar Khanal
Rehana Sultana
Hitesh Bhatia
Fred George
Enos Smith
Misako Lauritzen
Robin Hawley Gorsline
Chad Curtin
Ty Davidson
John S Gostel
Anilkumar N Pai
Carl W Herzberg Jr
Richard Roman
Angel Gamble
Kurt Wickham
Mick Hall
Keith Wong
Takashi Tokudomi
Timothy Roger Post
Justin Buckner
Robert Burnett
Brian Schaefer
Caleb G Welch Jr
Stephen Maurice Samaan
Melissa Givvines
Michael Calo
Charles Hanson
Yvon Baribeau
Sherry Everett
Ernest Iseminger
Michael Thomas Carey
Mary L Handel
Kevin Avery
Tan Kian Han Sean
Richard Horwitz
Scott ITTERSAGEN
Wanda Coons
Harshkumar Patel
Henry D Perry
Thomas Lozser
Benjiman Read
Karl J DeVos
Lisa Ross Smith
Chris Teutemacher
Lohit Kumar Rangineni
Katherine Matthews
Mario Villalva Jr
Steve Dominique
Craig Wiroll
John Patrick
Grant Davis
Andy Pelletier
Chandler Blake
Judy Padilla
Jerome Fleg
Jeremy Harris
Kenneth Roberts
Steven Zwiener
Charlonda Thrower
Meenu Sood
Linda Selby
Liyaqat Sayeed
Leslie McCarty
Michael Luciani
Paul C
Sarah Zolad And Garth M...
Jeff Sendbo
Mary Lynn Lewis
Nico Sachse
Marc Hester II
Christopher D Olson
Susan Zwicker
Vijay Mali
Albert LHomme
Shahab Kaviani
Daniel R Spedale
Frederick George MOCKL...
James R MICHAUD
Jean Charlot
Mark Rudelia
Anderson Simpliste
Keluntang Barrow

Wellars Muhoza
Guenadi Jilevski
Craig Ephraim
Carey Macon III
Edward Neblock
Barry Bistreich
Chad Portner
Steven Hellerman
Darlington Etumni
Michael Teske
Tuyet Tran
Dylan McDonough
Jack Honor
Howard Kohn
Sean Orr
Fabian Ramirez
Justin Olson
Spencer Ellsworth
Nico Sachse
Joseph Pilloise
Miriam Goldberg
Scott Low
Donna Berry
Nancy E Watters
Robert T Kellaway
Michael Keen
John Lee
Jared Spears
David L. Steinberg
Sean Harrington
John Arnold
John Hutch
David Caplin
Thaddeus Onwuka
Allyn Laurie SIMON
Joseph Traub
Margaret Wilder

Donna De Matte
Curtis Brown
Al Roche
Chandru Jagadeeswaraiah
James Jung
Matt Burk
Ann Rosenthal
Joel Garcia
Steven Gray
Sean Harrington
Kenneth Pierre
Conor Corkrum
William Weech
Sheila Shover
Dawn Mullinax
Thomas L Lattimer
Charlie Fox
Hamid Boughazi
David Botsford
Jeff Sendbo
Carole Menetrez
PeiLu Chiu
Mark Kroehler
Debra Laurencio
Bruce Evans
Leslie D. MarKham
Elizabeth Terry
Edward Kelly Medlock
Edward Mikula Jr.
Alan Felsen
Qutbuddin Ghulamali
Jennifer Shapiro
Pawan Bhartia
Robert A Ellis
Katrina Zhang
Albert Maas
James Astemborski

Rajinder Gauri
Charlotte Galley
Adrian Reif
Moira Tofanelli
Jonathan Latko
Paul Castro
Jonathan Charry
Julio Jose Mora
Jake Satko
Christie Okoroafor
Douglas Harvey
Mary Kennedy
Paul Berman
Edwin COOPER
Keith Anderson
Chad Curtin
Chadon Woods
Charles Hoopes
Donald Goldberg
Michael Carmel
Alex Garlen
Justin Richardson
Nancy Falk
Paul Schanken
Joyce A. Wineland
Jacob Carleey
Andrew Corn
Patricia Oseroff
Emiliano Duch Navarro
Virginia C. Smith
David E. Siskind
Jay Carlis
Victoria T Barthelmes
James Palmer
IRA Josephs
Marian Westley
Jose Cuadrado

Alec Griffiths
Eumanual Dailey
Efrain Alejandro Yepes
W Kim Colich
Michael Edwards
Ramesh K Tentu
Benjamin R Glass-Siegel
Betsy Dewey
Samuel Godfrey
Quynh Doan
Dee Williams
Nancy Joy Allchin
Joshua Kermond
Joseph Yawe
Shamel Proctor
Julie Romanosky
Ted Ko
Chao Huang
Janis B Alcorn
Michael Carmel
Karen McCarthyChow
Blair Reamy
Thomas L Lattimer
Diane Bark
Bruce Keiner
Daniel M Hellersteion
Beatrix Vandervossen
Nancy Dimaio
Matthew Lupes
Dawn Felsen
Doris Ross
Robert J Woodruff
Kelly Vielmo
Marju Rink-Abel
Mary Kennedy
Jason Andrew
Andrea Lightman

William Johnson, IV
Meredith Pavlick
Eliot Guadalupe
Jeff Plotkin
Nancy St. Yves
Kyle Miller
Chao Huang
Christopher Lizardo
Clifford J Sells
Lorraine Cicero
Canute Johnson
Michael Buening
Dennis Parker
Ricky Bell
Peter Ensign
Gordian Boteilho
Lee Weiner
Jason Rigby
Dean Huysamen
Jerry Robert Cziok
Dina R Lassow
Alex Mathews
Anthony Elson
Claudia Leight
Dean Wight
Donna Graham
John Arzu
Sam Conte
Jason Loviglio
Promodh Malhotra
Stuart Hean
Joan Blair
Polina Pinchevsky
Michael Scepaniak
Emily Lawson
Cheryl Greenberg

Leonard Chijioke Ezenwa
Alex Lukaverikau
Dr Sipka Sandor
Joachim Knill
Sara Pomare
Joseph Tokarowski
Anil Lakamsani
Lisa Spain
Dave Silliman
Peter Descar
Julie Romanosky
Daniel So-Schoos
Miriam Goldberg
Angela D OWENS
Edward Kelly Medlock
Karen Metchis
Timothy Skane
Laura Welch
David Stockwell
Peter Camperos
James R MICHAUD
David Sonoda
Jackson Tan
Colin Goddard
Nathan Driggers
Albert LHomme
Adam Monette
Robert Grader
Joan Taylor
Shirley Blakely
James Marshall
Fred George
Brian Strumfels
Leah Haygood
Stanley Tomkiel
Ajjampur Shankar

Dave Drapac
Ban Yoon
Joanie Cohen-Mitchell
Linda Black
Mark Schoning
Clarence Disharoon
Steven Preston
James Alexander Leahy
Joseph Field Flanagan
Keith Pearson
Barbara Dent
Deborah Becker
Alex Mathews
Pritam Kumar
Dean Huysamen
Achara Mah
Wendy Brown
Stephanie Burrows
IRA Burnim
Robert Lubran
David Ehrenstein
David Lefever
James Matthews
Susan Weinstein
Howard Simms
Andrew Thomas
Mark Schoning
Esteban De Dobrzynski
Albert Baumann
Amy Kelley
Margo Dickison
John Michael Zeigler
Ray L
Robert Gerwin
Albert Scott Moreau
Adam Capage

Thank You!

From the Neighborhood Sun Team



Gary Skulnik
CEO



Thom Smith
Chief Revenue Officer

Thom has spent the last decade successfully scaling national sales teams in the green tech industry. Under his leadership, residential startup Astrum Solar grew to be the 4th largest residential solar co. in the US with over 10,000 systems installed.



John Wilson
Chief Technology Officer

John brings 25 years experience in IT management. He was VP of Operations at Bullfrog Power and was responsible for all software development for 14 years. John held several senior technology positions at Fidelity National Information Services.



Emily Tokarowski
VP of Marketing

Emily has been with Neighborhood Sun for almost five years, advancing in various roles to become VP of Marketing and a powerful leader in the company. She has an M.S. in STEM entrepreneurism.



Yasi Jiang
VP of Finance

Prior to co-founding Astral Power, Yasi helped launch Lumina Solar, a residential solar installer based in Maryland. Ms. Jiang is a CPA and previously worked at Baker Tilly and the Royal Bank of Canada.



Cara Humphrey
VP of Strategic Sales

Cara oversees Community Partnership Program and other campaigns. She was with Astrum



Armando Gaetaniello
VP of Business Development



Dave Carpenter
VP of Business Development

For over a decade Dave has worked in multiple roles in the



Janani Ravi
Manager of Customer Development

Prior to managing the Customer Development department

in 2010 and served as Sales Manager of NY. Prior to Astrum, Cara worked at the forefront of commercial energy efficiency & the hybrid vehicle industry.

Armando has been with Neighborhood Sun for five years serving in various sales roles and advancing to become VP of Business Development, where he leads our efforts to acquire new solar partnerships. He has an M.Sc. in Global Environmental Change Mgt.

worked in multiple roles in the solar industry, ranging from field salesperson to senior management. Dave works with Armando in communicating the many benefits of Sun Engine to potential solar partners.

Development department, Janani taught ESL in the US, Germany, and India. She possesses two B.A. degrees in English and International Studies from Virginia Tech, and she completed her M.A. in ethics in Bochum, Germany.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Kim Kolt	Investor @ Bay Bridge Ventures	2021
Wilson Chang	Investor/Entrepreneur @ Hudson Sustainable Investments	2021
Gary Skulnik	Clean energy executive @ Neighborhood Sun	2016
Ian Sneed	Director of Operations @ Galt Power	2020
William Bumpers	Lawyer @ Self	2017

Officers

OFFICER	TITLE	JOINED
Gary Skulnik	President Vice President Secretary CEO President Treasurer Secretary CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Gary Skulnik	623,268 Common shares	26.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2017	$325,000	Common Stock	Regulation D, Rule 506(b)
07/2018	$95,000	Safe	Section 4(a)(2)
12/2018	$230,000	Common Stock	Regulation D, Rule 506(b)
04/2019	$50,000		Other
12/2019	$50,000		Other
01/2020	$53,000		Section 4(a)(2)
06/2020	$600,000	Preferred Stock	Regulation D, Rule 506(b)
09/2021	$1,000,141		4(a)(6)
02/2022	$1,975,000		Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
02/15/2022	$1,975,000	4.0%	21.43%	$27,500,000	10/22/2023

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Intuit	04/11/2019	$50,000	$0	12.0%	01/11/2020	Yes
Gary Skulnik	12/11/2019	$50,000	$0	1.2%	12/31/2020	Yes
Intuit	01/27/2020	$53,000	$0	9.99%	01/27/2021	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	175,979	146,656	Yes
Common Stock	10,000,000	1,882,712	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	67,000

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities

in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

There are ongoing and future risks from the COVID-19 pandemic that may impact our ability to scale. If the economic fall-out from COVID-19 worsens, there may be less community solar projects financed and built. Stay-at-home orders impact our ability to acquire new customers.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Your ability to liquidate your investment is limited because of transfer restrictions, and the lack of a trading market.

We expect to have further needs for capital following this offering, which will result in further need to get new investment.

There are many risks associated with our expansion. The Company plans to initiate and then expand a distribution network, including through representative agreements and/or through licensing arrangements. Any expansion of operations the Company may undertake will entail risks since any expansion may involve specific operational activities which may negatively impact the profitability of the Company. Expansion of operations may ultimately involve expenditure of funds beyond those available to the Company and may divert management's attention and resources away form its existing operations.

We could be adversely affected by changes in customer preferences and technology. The community solar project industry is subject to rapid and significant changes in customer preferences, needs and technology. There can be no assurance as to the effect of such technological changes on the Company or that the Company will not be required to expend substantial financial resources in the development or implementation of new competitive technologies in the future. There can be no assurance that the occurrence of any of these events would not have a material adverse effect on the Company's business and the results of its operations.

Ability to Implement and Manage Growth Strategy. Although the Company expects to experience significant growth in a relatively short period of time, and its operations may grow rapidly, the Company's revenues may not continue to grow at the same rate. Implementation of the Company's growth strategy may impose a significant strain on the Company's management, operating systems and financial resources. Failure by the Company to manage its growth, or unexpected difficulties encountered during expansion, could have a material adverse impact on the Company's results of operations or financial condition.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company has only a limited operating history on which investors may base their evaluation of us and there are various particular risks associated with the Company's community solar business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Before making an investment decision, you should carefully consider the $15,000,000 evaluated valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company.

When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value-The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value-This is based on analysis of the Company's financial statements, usually

looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach-This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Company

Neighborhood Sun Benefit Corp

- Maryland Public Benefit Corporation
- Organized November 2016
- 21 employees

8455 Colesville Rd.
Suite 1025
Silver Spring MD 20910

http://neighborhoodsun.solar

Business Description

Refer to the Neighborhood Sun profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Neighborhood Sun has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.